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                                                                      EXHIBIT 99


     JUNO LIGHTING, INC. ANNOUNCES $25.00 PER SHARE RECAPITALIZATION MERGER
       WITH FREMONT PARTNERS AND REPORTS FIRST QUARTER SALES AND EARNINGS

     March 26, 1999, Juno Lighting, Inc. ("Juno") (NASDAQ: JUNO) announced today the signing of a merger and recapitalization agreement with an entity controlled by Fremont Partners, L.P., Fremont Investors I, LLC ("Fremont"), providing for the merger of Juno with Jupiter Acquisition Corp., a Delaware corporation formed by Fremont.

     The merger and recapitalization agreement provides that the owner of each outstanding share of Juno common stock can elect either to receive $25.00 in cash for that share or to retain that share, subject to proration as described below; provided that an aggregate of 2,400,000 shares (approximately 12.9% of the presently outstanding shares) must be retained by existing public shareholders. If existing public shareholders elect to retain more than 2,400,000 of the outstanding shares, then the shares available will be prorated among those electing to retain shares and cash will be paid for all other shares. If holders elect to retain fewer than 2,400,000 of the outstanding shares, the remaining available shares will be prorated among those electing cash. Immediately following the merger, existing shareholders will hold an approximate 39.5% fully diluted interest in Juno, not taking into account the subsequent increase in the stated amount of the preferred stock referred to below and the corresponding increase in the number of shares of common stock issuable upon conversion of the preferred stock.

     The merger and recapitalization agreement also provides for a simultaneous purchase by Fremont of 1,060,000 newly issued convertible preferred shares of Juno at a price of $100.00 per share or an aggregate initial stated amount of $106,000,000. The preferred stock will generally have the right to receive cumulative 2% quarterly dividends. These quarterly dividends will cause an increase in the stated amount of the preferred stock for the first five years following issuance; the dividends will become payable in cash thereafter. The preferred stock will be convertible into a number of shares of common stock derived by dividing the stated amount by the conversion price of $26.25 per share, which is subject to adjustment in certain events. At any time beginning on the ninth anniversary of the effective time of the merger, Juno may elect to redeem the preferred stock at a price equal to the then stated amount plus any accrued but unpaid dividends.

     Juno's Board of Directors has unanimously recommended that shareholders vote in favor of the transactions and has received a fairness opinion from Juno's financial advisor, William Blair & Company, LLC. Upon completion of the transaction, Juno expects to continue to operate as an independent public company under its current name, and its headquarters are expected to remain in Des Plaines, Illinois.

     "This transaction provides public shareholders substantial value and a significant premium to the market," stated Robert S. Fremont, Juno's chairman and CEO. Mr. Fremont is not affiliated with Fremont.

     Mark Williamson, Managing Director of Fremont Partners, L.P., said, "We are very pleased to be associated with Juno Lighting and with its outstanding management team and employees. The Company


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has a strong history of product leadership, growth and profitability and we look forward to participating in the continuing development of this fine organization."

     The merger and recapitalization is subject to customary terms and conditions, including the approval of Juno's shareholders and funding of financing arrangements. It is currently contemplated that the transaction would be submitted to shareholders for approval at Juno's annual meeting to be held as soon as practicable. A commitment has been obtained from Bank of America for up to $125 million in senior debt financing and an investment bank has been engaged to arrange approximately $125 million of senior subordinated debt to finance the transaction.

     The merger and recapitalization agreement includes provisions prohibiting Juno from soliciting another purchaser and provides for the payment of certain fees and the reimbursement of expenses to Fremont in the event of a termination of the merger agreement under certain circumstances.

     Juno also announced today that for the first quarter ended February 28, 1999 sales increased 8% to $37,277,000 compared to $34,386,000 for the like period in 1998. Net income for the first quarter of 1999 increased 26% to $6,009,000 ($0.32 per common share on a basic and diluted basis), compared to $4,766,000 ($0.26 per common share on a basic and diluted basis) for the like period in 1998.

     Juno is a specialist in the design, manufacturing, and marketing of lighting fixtures for commercial and residential use.

     Fremont Partners, L.P., and certain affiliated entities, is a private equity fund headquartered in San Francisco with committed capital of $605 million. Fremont Partners, L.P. is part of the Fremont Group, a private investment company with approximately $10 billion of assets under management.

     Any offering of securities in connection with the merger and recapitalization will be made only by means of a prospectus. This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities described above, nor shall there be any sale of these securities in any state in which such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Juno's current judgment on certain issues. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially. Important factors which could cause actual results to differ materially are described in Juno's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission.




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